SHAREHOLDERS	MEDIA
1-800-225-1581	Sinead Martin: 617-760-8515

PUTNAM ANNOUNCES BOARD APPROVAL IN PRINCIPLE OF MERGERS
OF TWO CLOSED-END FUNDS INTO OPEN-END FUNDS

BOSTON, September 12, 2008—Putnam Municipal Opportunities Trust (NYSE: PMO) and Putnam Managed Municipal Income Trust (NYSE: PMM) (together, the “Funds”) announced today that the Board of Trustees of each Fund has approved in principle a plan to merge the Fund into an open-end fund also managed by Putnam Investments. The plans call for the merger of PMO into Putnam Tax Exempt Income Fund, and PMM into Putnam Tax-Free High Yield Fund.

As a result of continuing preferred share remarketing failures, the Funds’ preferred shareholders have faced significant liquidity issues, and the Funds’ common shareholders have faced higher costs of maintaining preferred share leverage. As a result, Putnam Investments and the Trustees have devoted considerable efforts over recent months to addressing the situation in a manner that takes into account the interests of both common and preferred shareholders. Having considered marketplace developments for leveraged closed-end funds, the risks and costs to the Funds’ common shareholders of maintaining the current preferred share leverage over time, the cost and availability of alternative leverage financing sources for the Funds and other factors, Putnam Investments determined to recommend, and the Trustees have approved in principle, these merger transactions.

In connection with the proposed mergers, all of the Funds’ preferred shares would be redeemed for cash at par. The proposed mergers would offer the Funds’ common shareholders a variety of benefits, including: (1) the opportunity to invest in an established open-end fund that, like the corresponding closed-end Fund, pursues a tax-exempt investment strategy; (2) elimination of the discount to net asset value at which shares of the Funds have traded historically; (3) the ability to redeem shares at their net asset value on a daily basis; and (4) choice of timing of any recognition of taxable gain or loss occasioned by the redemption of shares.

Completion of these proposed mergers is subject to a number of conditions and other factors, including final Trustee approval of the mergers and shareholder approval. Following a merger of a Fund into an open-end fund, Fund shareholders will be able to redeem their shares of the open-end fund at their net asset value (less applicable redemption fees of 1% of amounts redeemed within 7 days of the merger). It is currently expected that the proposed mergers would be completed in the first quarter of 2009.

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The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy. For more information regarding the funds discussed herein, or to receive a free copy of materials filed with the SEC, including a prospectus/proxy statement relating to a proposed merger (and containing important information about fees, expenses and risk considerations) once a registration statement relating to such merger has been filed with the SEC and becomes effective, please call 1-800-225-1581. Free copies of such materials can also be found on the SEC’s website (http://www.sec.gov). Please read any applicable prospectus/proxy statement carefully before making any investment decisions.

About Putnam

Founded in 1937, Putnam Investments is one of the nation’s oldest and largest money management firms. As of August 31, 2008, Putnam managed $163 billion in assets, of which $96 billion is for mutual fund investors and $67 billion is for institutional accounts. Putnam has offices in Boston, London, Frankfurt, Rome, Copenhagen, Sydney, Tokyo, and Singapore. For more information, go to www.putnam.com.